                                                              File No. 70-9937

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       ----------------------------------

                                 Amendment No. 1
                                       to
                                    Form U-1
                        --------------------------------

                             APPLICATION-DECLARATION

                                      under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                               OHIO POWER COMPANY
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215
                    ----------------------------------------
               (Name of company or companies filing this statement
                   and address of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                    ----------------------------------------
                 (Name of top registered holding company parent)

                                       ***

                 A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

           Susan Tomasky, Executive Vice President and General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                    -----------------------------------------
                   (Names and addresses of agents for service)

      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its direct and indirect public utility subsidiaries Central Power and Light Company ("CPL"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Columbus Southern Power Company ("CSP") and Ohio Power Company ("OPCo") (collectively, "the Operating Subsidiaries") propose to amend their Application/Declaration on Form U-1 in File No. 70-9937 as follows:

1. By restating Item 1. Description of Proposed Transactions immediately preceding the Rule 54 section as follows:


            ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

                  Background.  By Order dated December 30, 1976 (HCAR No. 19829;
            70-5930) and in subsequent Orders, the Commission authorized Central and Southwest Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act and a wholly owned subsidiary of AEP, to establish and utilize a system money pool ("Money Pool") to co-ordinate short-term borrowings for CSW, its electric subsidiary companies and Central and South West Services, Inc. as set forth in Central and South West Corp., HCAR No. 26697 (Mar. 28, 1997) and Central and South West Corp., HCAR No. 26854 (Apr. 3, 1998).

                  By Order dated April 5, 1989, in File 70-7643 (HCAR No.
            24855), the Commission authorized the coordination of CSW's short-term borrowing program through the use of the CSW System money pool ("the Money Pool"). The Money Pool would be funded through surplus funds of CSW and its operating subsidiaries, a commercial paper program of CSW or short-term loans from banks to CSW and its subsidiaries.

                  In its Order in File 70-9381 (HCAR No. 27186), the Commission
            authorized AEP to continue the Money Pool and to add its utility subsidiaries and certain other subsidiaries as participants in the Money Pool and established borrowing limits for all participants in the Money Pool.

                  Ohio and Texas Restructuring. CPL, SWEPCo and WTU are public utilities operating in Texas. Tex. Util. Code Ann. ss. 39.001-909 (Vernon Supp. 2000), commonly referred to as S.B. 7, requires vertically integrated electric utilities, including WTU and CPL, to separate ownership of their generating and other power supply assets from ownership of their transmission and distribution assets no later than January 1, 2002. Under S.B. 7, vertically integrated utilities are generally obligated to disaggregate into at least (1) a PGC that will sell power and energy at wholesale; and (2) an EDC that will own transmission and local distribution facilities and perform metering and billing functions, but is prohibited from owning power supply facilities or selling electricity. By order issued July 7, 2000, the Public Utility Commission of Texas (PUCT) approved corporate separation plans CPL, SWEPCo and WTU filed to explain how they will comply with S.B. 7.

                  CSP and OPCo are public utilities operating in Ohio. CSP and
            OPCo will make certain transfers to comply with the provisions of an Ohio statute that provides for Competitive Retail Electric Service, commonly referred to as S.B. 3. Ohio Rev. Code Ann. ss.ss. 4928.01-67 (Anderson 2000). The statute directs vertically integrated electric utilities that offer retail electric service in Ohio to separate their generating and other competitive operations (such as aggregation, marketing, and brokering) and related assets from their transmission and distribution operations and assets. On September 28, 2000, The Public Utilities Commission of Ohio (Ohio
            PUC) approved corporate separation plans CSP and OPCo filed to explain how they will comply with S.B. 3. Under their approved corporate separation plans, CSP and OPCo proposed, subject to receipt of federal regulatory approvals, to transfer their transmission and distribution assets and operations to EDC affiliates.

                  The current short-term borrowing limits of the Operating
            Subsidiaries under the Money Pool are as follows:

                       Money Pool           Short-Term Borrowing
                                             Participant Limit
                          CSP                   350,000,000
                          CPL                   600,000,000
                          OPCo                  450,000,000
                         SWEPCo                 250,000,000
                          WTU                   165,000,000

                  Proposed Transaction. In order to comply with mandates by the
            Ohio and Texas legislatures to restructure and pursuant to plans submitted and approved by the PUCT and the Ohio PUC, CPL, CSP, OPCo, SWEPCo and WTU (collectively, the "Operating Subsidiaries") may need to restructure their debt portfolios and may retire and/or redeem their current outstanding long-term debt and replace such long-term debt with short-term debt. The Operating Subsidiaries propose to increase their borrowing limits as follows:

                      CPL          increase from $600 million to $1.2
                                     billion
                      CSP          increase from $350 million to $800
                                     million
                      OPCo         increase from $450 million to $1.0
                                     billion
                     SWEPCo        increase from $250 million to $350
                                     million
                      WTU          increase from $165 million to $375
                                     million

                  This increase in borrowing authority would require that AEP's external borrowing limit from commercial paper dealers and banks be increased from $5 billion to $6.910 billion. This increase in AEP's borrowing limit will ensure that AEP has sufficient borrowing capacity to obtain external borrowings in order to loan funds through the Money Pool to the participants when required. AEP and the Operating Subsidiaries request that such authority extend to December 31, 2002.

                  AEP hereby represents that it will maintain for itself and for all the Operating Subsidiaries the common equity at a percentage of the consolidated capital (inclusive of short-term debt) of 30% during the authorization period. A chart showing the percentage of equity to consolidated capital is attached as Exhibit A.

                  Use of Proceeds:  The proposed increase in short-term
            borrowings will be used for the following purpose:

                  CPL, CSP, OPCo, SWEPCo and WTU will utilize the additional borrowing capacity authorized in this file as a source of funding to replace a portion of respective long-term securities. As of June 30, 2001, CPL, CSP, OPCo, SWEPCo and WTU currently have $1,597,279,000, $914,875,000, $1,219,852,000, $760,175,000 and $258,387,000,
            respectively, in long-term securities outstanding. These transactions will not change the debt/equity ratios of the Operating Securities.

2.    By replacing and updating the Rule 54 Compliance language as follows:

            Compliance with Rule 54

            Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

            AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

            AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.

            Rule 53(a)(1) At June 30, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.315 billion, or about 40.6% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2001 ($3.242 billion).

            Rule 53(a)(2) Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

            Rule 53(a)(3) No more than 2% of the employees of the electric utility subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.

            Rule 53(a)(4) AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility subsidiaries.

            Rule 53(b) (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four quarters ended June 30, 2001 ($3,242,159,000) represented a decrease of approximately $302,490,000 (or 8.5%) in the average consolidated retained earnings from the four quarters ended June 30, 2000 ($3,544,649,000); and
            (iii) for the fiscal year ended December 31, 2000, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

            AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.

3. By amending and restating Item 3. Applicable Statutory Provisions as follows:

            Sections 6(a), 7, 9(a) and 10 and Rules 43 and 45 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

4.    By filing the following exhibits:

            Exhibit A               Capitalization Chart
            Exhibit H               Form of Notice

5.    By filing the following financial statements:

            Balance Sheets as of June 30, 2001 and States of Income and Retained Earnings for the 12 months ended June 30, 2001 of AEP and its subsidiaries consolidated and of CPL, SWEPCo, WTU, CSP and OPCo.

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to its Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

                              AMERICAN ELECTRIC POWER COMPANY, INC.

                              And

                              Central Power and Light Company
                              Columbus Southern Power Company
                              Ohio Power Company
                              Southwestern Electric Power Company
                              West Texas Utilities Company



                               By: /s/ A. A. Pena
                                 Vice President


Dated: September 24, 2001

                                                                      Exhibit A



                            CAPITALIZATION STRUCTURE
                                (as of 6/30/01)


-------------------------------------------------------------------------------------------
   $ in       Common         Preferred      Long-Term      Short-Term        Total
 thousands    Equity           Stock           Debt           Debt        Capitalization
===========================================================================================
===========================================================================================


 AEP    8,147,958  33.5%  161,265  0.7%  11,955,487  49.2% 4,054,955 16.7% 24,319,665 100%

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

 CPL    1,379,507  43.1%    5,967  0.2%   1,591,313  49.7%   223,512  7.0%  3,200,299 100%

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

 WTU      254,598  43.5%    2,482  0.4%     255,905  43.7%    71,953 12.3%    584,938 100%

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

SWEPCO    675,082  43.0%    4,704  0.3%     755,471  48.1%   136,484  8.7%  1,571,740 100%

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

CSP       730,130  41.5%   15,000  0.9%     899,875  51.1%   115,302  6.6%  1,760,307 100%

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

OPCO    1,173,304  46.4%   25,498  1.0%   1,078,354  42.6%   252,323 10%    2,529,479 100%

-------------------------------------------------------------------------------------------


                                                                     Exhibit H

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                        /September     , 2001



In the Matter of
AMERICAN ELECTRIC POWER COMPANY, INC., et al.
1 Riverside Plaza
Columbus, OH  43215

(70-9937)

NOTICE IS HEREBY GIVEN that American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its direct and indirect public utility subsidiaries Central Power and Light Company ("CPL"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Columbus Southern Power Company ("CSP") and Ohio Power Company ("OPCo") (collectively, "the Operating Subsidiaries") have filed a Form U-1 Application or Declaration with this Commission pursuant to Sections 6(a), 7, 9(a) and 10 of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 43 and 45 thereunder seeking authorization to increase the borrowing limits of the Operating Subsidiaries from the AEP system money pool as authorized in File No. 70-9381.

By Order dated December 30, 1976 (HCAR No. 19829; 70-5930) and in subsequent Orders, the Commission authorized Central and Southwest Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act and a wholly owned subsidiary of AEP, to establish and utilize a system money pool ("Money Pool") to coordinate short-term borrowings for CSW, its electric subsidiary companies and Central and South West Services, Inc. as set forth in Central and South West Corp., Holding Co. Act Release No. 26697 (March 28, 1997) and Central and South West Corp., Holding Co Act Release No. 26854 (Apr. 3,
1998). In its Order in File 70-9381 (HCAR 35-27186), the Commission approved the merger of CSW and AEP, authorized AEP to continue the Money Pool and established borrowing limits for all participants in the Money Pool.

In order to comply with mandates by the Ohio and Texas legislatures to restructure and pursuant to plans submitted and approved by the Public Utility Commission of Texas and The Public Utilities Commission of Ohio (Ohio PUC) the Operating Subsidiaries may need to restructure their debt portfolios and may retire and/or redeem their current outstanding long-term debt and replace such long-term debt with short-term debt. AEP and the Operating Subsidiaries propose to increase the borrowing limits as follows:

            CPL increase from $600 million to $1.2 billion CSP increase from 350 million to 800 million OPCo increase from $450 million to $1.0 billion SWEPCo increase from $250 million to $350 million WTU increase from $165 to $375 million

This increase in borrowing authority would require that AEP's borrowing limit be increased from $5 billion to $6.910 billion with the aggregate amount for all participants together not to exceed the limitation for AEP. This increase in AEP's borrowing limit will ensure that AEP has sufficient borrowing capacity to obtain external borrowings in order to loan funds through the Money Pool to the participants when required. The Operating Subsidiaries request that such authority extend to December 31, 2002.

CPL, CSPCo, OPCo, SWEPCo and WTU intend to utilize the additional borrowing capacity authorized in this file as a source of funding to replace of portion of respective long-term securities. As of June 30 2001, CPL, CSPCo, OPCo, and SWEPCo and WTU currently have $1,597,279,000, $914,875,000, $1,219,852,000,
$760,175,000 and $258,387,000, respectively, in long-term securities outstanding. AEP has represented that it will maintain for all the Operating Subsidiaries the common equity at a percentage of the consolidated capital (inclusive of short-term debt) of 30% during the authorization period.

It is stated that no other state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October ____, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant or declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing if ordered, and will receive a copy of any notice or Order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                                Jonathan G. Katz
                                    Secretary



AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
Consolidated Statements of Income
--------------------------------------------------------------------------------
(in millions - except per share amounts)

                                                           Year Ended December 31,
                                                    -------------------------------------
                                                     2000           1999           1998
                                                     ----           ----           ----

REVENUES:
  Domestic Electric Utility Operations              $10,827        $ 9,838        $ 9,834
  Worldwide Electric and Gas Operations               2,867          2,569          2,006
                                                    -------        -------        -------

          TOTAL REVENUES                             13,694         12,407         11,840
                                                    -------        -------        -------

EXPENSES:
  Fuel and Purchased Power                            4,128          3,449          3,455
  Maintenance and Other Operation                     3,017          2,675          2,596
  Non-recoverable Merger Costs                          203           -              -
  Depreciation and Amortization                       1,062          1,011            989
  Taxes Other Than Income Taxes                         671            664            659
  Worldwide Electric and Gas Operations               2,587          2,283          1,861
                                                    -------        -------        -------

          TOTAL EXPENSES                             11,668         10,082          9,560
                                                    -------        -------        -------

OPERATING INCOME                                      2,026          2,325          2,280

OTHER INCOME (net)                                       33            139             95
                                                    -------        -------        -------

INCOME BEFORE INTEREST, PREFERRED
  DIVIDENDS AND INCOME TAXES                          2,059          2,464          2,375

INTEREST AND PREFERRED DIVIDENDS                      1,160            996            898
                                                    -------        -------        -------

INCOME BEFORE INCOME TAXES                              899          1,468          1,477

INCOME TAXES                                            597            482            502
                                                    -------        -------        -------

INCOME BEFORE EXTRAORDINARY ITEM                        302            986            975

EXTRAORDINARY LOSSES:
 DISCONTINUANCE OF REGULATORY ACCOUNTING
  FOR GENERATION                                        (35)            (8)          -
 LOSS ON REACQUIRED DEBT                               -                (6)          -
                                                    -------        -------        -------
NET INCOME                                          $   267        $   972        $   975
                                                    =======        =======        =======

AVERAGE NUMBER OF SHARES OUTSTANDING                    322            321            318
                                                        ===            ===            ===

EARNINGS PER SHARE:
  Income Before Extraordinary Item                   $ 0.94          $3.07          $3.06
  Extraordinary Losses                                (0.11)          (.04)           -
                                                     ------          -----          -----
  Net Income                                         $ 0.83          $3.03          $3.06
                                                     ======          =====          =====

CASH DIVIDENDS PAID PER SHARE                        $ 2.40          $2.40          $2.40
                                                     ======          =====          =====

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
Consolidated Balance Sheets
--------------------------------------------------------------------------------

(in millions - except share data)

                                                              December 31,
                                                        -------------------------
                                                         2000             1999
                                                         ----             ----
ASSETS

CURRENT ASSETS:
  Cash and Cash Equivalents                             $   437          $   609
  Special Deposits                                         -                  50
  Accounts Receivable:
    Customers                                               827              553
    Miscellaneous                                         2,883            1,486
    Allowance for Uncollectible Accounts                    (11)             (12)
  Energy Trading Contracts                               16,627            1,001
  Other                                                   1,268            1,311
                                                        -------          -------

          TOTAL CURRENT ASSETS                           22,031            4,998
                                                        -------          -------

PROPERTY PLANT AND EQUIPMENT:
  Electric:
    Production                                           16,328           15,869
    Transmission                                          5,609            5,495
    Distribution                                         10,843           10,432
  Other (including gas and coal mining assets
    and nuclear fuel)                                     4,077            4,081
  Construction Work in Progress                           1,231            1,061
                                                        -------          -------
           Total Property, Plant and Equipment           38,088           36,938
  Accumulated Depreciation and Amortization              15,695           15,073
                                                        -------          -------

          NET PROPERTY, PLANT AND EQUIPMENT              22,393           21,865
                                                        -------          -------

REGULATORY ASSETS                                         3,698            3,464
                                                        -------          -------

INVESTMENTS IN POWER AND COMMUNICATIONS PROJECTS            782              862
                                                        -------          -------

GOODWILL (NET OF AMORTIZATION)                            1,382            1,531
                                                        -------          -------

LONG-TERM ENERGY TRADING CONTRACTS                        1,620              136
                                                        -------          -------

OTHER ASSETS                                              2,642            2,863
                                                        -------          -------

            TOTAL                                       $54,548          $35,719
                                                        =======          =======


AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                   December 31,
                                                              ----------------------
                                                                2000          1999
                                                                ----          ----
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable                                            $ 2,627       $ 1,280
  Short-term Debt                                               4,333         3,012
  Long-term Debt Due Within One Year*                           1,152         1,367
  Energy Trading Contracts                                     16,801           964
  Other                                                         2,154         1,443
                                                              -------       -------

          TOTAL CURRENT LIABILITIES                            27,067         8,066
                                                              -------       -------


LONG-TERM DEBT*                                                 9,602        10,157
                                                              -------       -------

CERTAIN SUBSIDIARY OBLIGATED, MANDATORILY REDEEMABLE,
  PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING
  SOLELY JUNIOR SUBORDINATED DEBENTURES OF SUCH
  SUBSIDIARIES                                                    334           335
                                                              -------       -------

DEFERRED INCOME TAXES                                           4,875         5,150
                                                              -------       -------

DEFERRED GAIN ON SALE AND LEASEBACK - ROCKPORT PLANT UNIT 2       203           213
                                                              -------       -------

DEFERRED INVESTMENT TAX CREDITS                                   528           580
                                                              -------       -------

LONG-TERM ENERGY TRADING CONTRACTS                              1,381           108
                                                              -------       -------

DEFERRED CREDITS AND REGULATORY LIABILITIES                       637           607
                                                              -------       -------

OTHER NONCURRENT LIABILITIES                                    1,706         1,648
                                                              -------       -------

CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES*                       161           182
                                                              -------       -------

COMMITMENTS AND CONTINGENCIES (Note 8)

COMMON SHAREHOLDERS' EQUITY:
  Common Stock-Par Value $6.50:
                            2000          1999
                            ----          ----
    Shares Authorized. .600,000,000   600,000,000
    Shares Issued. . . .331,019,146   330,692,317
    (8,999,992 shares were held in treasury
     at December 31, 2000 and 1999)                             2,152         2,149
  Paid-in Capital                                               2,915         2,898
  Accumulated Other Comprehensive Income (Loss)                  (103)           (4)
  Retained Earnings                                             3,090         3,630
                                                              -------       -------

          TOTAL COMMON SHAREHOLDERS' EQUITY                     8,054         8,673
                                                              -------       -------

            TOTAL                                             $54,548       $35,719
                                                              =======       =======


AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
Consolidated Statements of Common Shareholders' Equity
(in millions)
                                                                                Accumulated
                                                                                  Other
                                            Common  Stock    Paid-In   Retained Comprehensive
                                            Shares  Amount   Capital   Earnings Income (Loss)   Total

JANUARY 1, 1998                              326    $2,036   $2,818    $3,356     $23          $8,233
Conforming Change in Accounting Policy        -       -        -          (13)     -              (13)
Reclassification Adjustment                   -         85      (85)     -         -             -
                                             ---    ------   ------    ------     ---           ------

Adjusted Balance at Beginning of Period      326     2,121    2,733     3,343      23           8,220
Issuances                                      2        13       83      -          -              96
Retirements and Other                         -       -           2         3       -               5
Cash Dividends Declared                       -       -        -         (827)      -            (827)
                                                                                                ------
                                                                                                7,494
Comprehensive Income:
 Other Comprehensive Income, Net of Taxes
  Foreign Currency Translation Adjustment     -       -        -         -          6               6
  Unrealized Loss on Securities               -       -        -         -        (14)            (14)
  Adjustments for Gain
   Included in Net Income                     -       -        -         -         (7)             (7)
  Minimum Pension Liability                   -       -        -         -         (1)             (1)
  Net Income                                  -       -        -          975       -              975
                                                                                                ------
   Total Comprehensive Income                                                                      959
                                             ---    ------   ------   -------     -----         ------


DECEMBER 31, 1998                            328     2,134    2,818     3,494        7           8,453
Conforming Change in Accounting Policy        -       -        -           (1)      -               (1)
                                             ---    ------   ------   -------     -----         ------
Adjusted Balance at Beginning of Period      328     2,134    2,818     3,493        7           8,452
Issuances                                      3        15       77      -           -              92
Retirements and Other                         -       -           3      -           -               3
Cash Dividends Declared                       -       -        -         (833)       -            (833)
                                                                                                ------
                                                                                                 7,714
Comprehensive Income:
 Other Comprehensive Income, Net of Taxes
  Foreign Currency Translation Adjustment     -       -        -         -         (13)            (13)
  Minimum Pension Liability                   -       -        -         -           2               2
  Net Income                                  -       -        -          972        -             972
                                                                                                ------
   Total Comprehensive Income                                                                      961
                                             ---    ------   ------   -------     -----         ------
DECEMBER 31, 1999                            331     2,149    2,898     3,632       (4)          8,675
Conforming Change in Accounting Policy        -       -        -           (2)      -               (2)
                                             ---     -----    -----     -----     -----         ------


Adjusted Balance at Beginning of Period      331     2,149    2,898     3,630       (4)          8,673
Issuances                                     -          3       11      -           -              14
Cash Dividends Declared                       -       -        -         (805)       -            (805)
Other                                         -       -           6        (2)       -               4
                                                                                                ------
                                                                                                 7,886
Comprehensive Income:
 Other Comprehensive Income, Net of Taxes
  Foreign Currency Translation Adjustment     -       -        -         -        (119)           (119)
  Reclassification Adjustment
   For Loss Included in Net Income            -       -        -         -          20              20
  Net Income                                  -       -        -          267        -             267
                                                                                                ------
   Total Comprehensive Income                                                                     168
                                             ---    ------   ------     ------    -----         ------

DECEMBER 31, 2000                            331    $2,152   $2,915     $3,090   $(103)         $8,054
                                             ===    ======   ======     ======  ======          ======



CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                           Year Ended December 31,
                                                   ---------------------------------------
                                                      2000           1999         1998
                                                      ----           ----         ----
                                                                (in thousands)

OPERATING REVENUES                                 $1,771,177     $1,482,475   $1,406,117
                                                   ----------     ----------   ----------

OPERATING EXPENSES:
  Fuel                                                550,903        403,989      385,944
  Purchased Power                                     177,387         68,155       40,062
  Other Operation                                     319,539        291,131      261,058
  Maintenance                                          60,528         70,165       63,779
  Depreciation and Amortization                       178,786        177,702      184,805
  Taxes Other Than Federal Income Taxes                80,009         84,538       70,927
  Federal Income Tax                                   96,927         92,810      116,755
                                                   ----------     ----------   ----------
           Total Operating Expenses                 1,464,079      1,188,490    1,123,330
                                                   ----------     ----------   ----------

OPERATING INCOME                                      307,098        293,985      282,787

NONOPERATING INCOME                                     7,235          8,113          760
                                                   ----------     ----------   ----------

INCOME BEFORE INTEREST CHARGES                        314,333        302,098      283,547

INTEREST CHARGES                                      124,766        114,380      122,036
                                                   ----------     ----------   ----------

INCOME BEFORE EXTRAORDINARY ITEM                      189,567        187,718      161,511

EXTRAORDINARY LOSS ON REACQUIRED DEBT
  (INCLUSIVE OF TAX $2,971,000)                          -            (5,517)        -
                                                   ----------     ----------   ----------

NET INCOME                                            189,567        182,201      161,511

PREFERRED STOCK DIVIDEND REQUIREMENTS                     241          6,931        6,901

LOSS ON REACQUIRED PREFERRED STOCK                        -           (2,763)        -
                                                   ----------     ----------   ----------

EARNINGS APPLICABLE TO COMMON STOCK                $  189,326     $  172,507   $  154,610
                                                   ==========     ==========   ==========

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                     December 31,
                                                                 2000            1999
                                                                    (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
 Production                                                   $3,175,867      $3,152,319
 Transmission                                                    581,931         566,629
 Distribution                                                  1,221,750       1,157,091
 General                                                         237,764         307,378
 Construction Work in Progress                                   138,273         101,550
 Nuclear Fuel                                                    236,859         226,927
                                                              ----------      ----------
         Total Electric Utility Plant                          5,592,444       5,511,894
 Accumulated Depreciation and Amortization                     2,297,189       2,247,225
                                                              ----------      ----------
         NET ELECTRIC UTILITY PLANT                            3,295,255       3,264,669
                                                              ----------      ----------

OTHER PROPERTY AND INVESTMENTS                                    44,225          41,433
                                                              ----------      ----------

LONG-TERM ENERGY TRADING CONTRACTS                                66,231            -
                                                              ----------      ----------

CURRENT ASSETS:
 Cash and Cash Equivalents                                        14,253           7,995
 Special Deposits for Reacquisition of Long-term Debt               -             50,000
 Accounts Receivable:
  General                                                         67,787          49,228
  Affiliated Companies                                            31,272          15,254
  Allowance for Uncollectible Accounts                            (1,675)           -
 Fuel Inventory - at LIFO cost                                    22,842          26,434
 Materials and Supplies - at average cost                         53,108          58,196
 Under-recovered Fuel Costs                                      127,295          30,423
 Energy Trading Contracts                                        481,206            -
 Prepayments                                                       3,014           3,188
                                                              ----------      ----------
         TOTAL CURRENT ASSETS                                    799,102         240,718
                                                              ----------      ----------


REGULATORY ASSETS                                                202,440         223,359
                                                              ----------      ----------

REGULATORY ASSETS DESIGNATED FOR SECURITIZATION                  953,249         953,249
                                                              ----------      ----------

NUCLEAR DECOMMISSIONING TRUST FUND                                93,592          86,122
                                                              ----------      ----------

DEFERRED CHARGES                                                  18,402          38,300
                                                              ----------      ----------

           TOTAL                                              $5,472,496      $4,847,850
                                                              ==========      ==========

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARIES

                                                                     December 31,
                                                              ---------------------------
                                                                 2000            1999
                                                                 ----            ----
                                                                    (in thousands)

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
 Common Stock - $25 Par Value:
   Authorized - 12,000,000 Shares
   Outstanding - 6,755,535 Shares                             $  168,888      $  168,888
 Paid-in Capital                                                 405,000         405,000
 Retained Earnings                                               792,219         758,894
                                                              ----------      ----------
           Total Common Shareholder's Equity                   1,366,107       1,332,782
 Preferred Stock                                                   5,967           5,967
 CPL - Obligated, Mandatorily Redeemable Preferred
  Securities of Subsidiary Trust Holding Solely
  Junior Subordinated Debentures of CPL                          148,500         150,000

Long-term Debt                                                 1,254,559       1,304,541
                                                              ----------      ----------
           TOTAL CAPITALIZATION                                2,775,133       2,793,290
                                                              ----------      ----------

CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                              200,000         150,000
 Advances from Affiliates                                        269,712         322,158
 Accounts Payable - General                                      128,957          88,702
 Accounts Payable - Affiliated Companies                          40,962          35,344
 Taxes Accrued                                                    55,526          41,121
 Interest Accrued                                                 26,217          14,723
 Energy Trading Contracts                                        489,888            -
 Other                                                            40,630          25,349
                                                              ----------      ----------
           TOTAL CURRENT LIABILITIES                           1,251,892         677,397
                                                              ----------      ----------

DEFERRED INCOME TAXES                                          1,242,797       1,234,175
                                                              ----------      ----------

DEFERRED INVESTMENT TAX CREDITS                                  128,100         133,306
                                                              ----------      ----------

LONG-TERM ENERGY TRADING CONTRACTS                                65,740            -
                                                              ----------      ----------

DEFERRED CREDITS                                                   8,834           9,682
                                                              ----------      ----------

COMMITMENTS AND CONTINGENCIES (Note 8)

             TOTAL                                            $5,472,496      $4,847,850
                                                              ==========      ==========

CENTRAL POWER AND LIGHT COMPANY AND SUBSIDIARIES
Consolidated Statements of Retained Earnings
--------------------------------------------------------------------------------

                                                           Year Ended December 31,
                                                 -----------------------------------------
                                                   2000            1999            1998
                                                   ----            ----            ----
                                                              (in thousands)

BALANCE AT BEGINNING OF PERIOD
  AS PREVIOUSLY REPORTED                         $764,225        $739,031        $833,282
CONFORMING CHANGE IN ACCOUNTING POLICY             (5,331)         (4,644)         (4,505)
                                                 --------        --------        --------
ADJUSTED BALANCE AT BEGINNING OF PERIOD           758,894         734,387         828,777
NET INCOME                                        189,567         182,201         161,511

DEDUCTIONS:
 Cash Dividends Declared:
   Common Stock                                   156,000         148,000         249,000
   Preferred Stock                                    241           6,931           6,901
 Other                                                  1            -               -

LOSS ON REACQUIRED PREFERRED STOCK                   -             (2,763)           -
                                                 --------        --------        --------

BALANCE AT END OF PERIOD                         $792,219        $758,894        $734,387
                                                 ========        ========        ========

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                         Year Ended December 31,
                                               -------------------------------------------
                                                  2000            1999            1998
                                                  ----            ----            ----
                                                             (in thousands)

OPERATING REVENUES                             $1,356,408      $1,229,994      $1,187,745
                                               ----------      ----------      ----------

OPERATING EXPENSES:
  Fuel                                            189,155         185,511         189,031
  Purchased Power                                 347,693         265,457         237,688
  Other Operation                                 221,775         190,614         202,720
  Maintenance                                      69,676          65,229          62,095
  Depreciation                                     99,640          94,532          91,218
  Taxes Other Than Federal Income Taxes           123,291         120,147         116,548
  Federal Income Taxes                            109,301          85,714          76,234
                                               ----------      ----------      ----------
      TOTAL OPERATING EXPENSES                  1,160,531       1,007,204         975,534
                                               ----------      ----------      ----------

OPERATING INCOME                                  195,877         222,790         212,211

NONOPERATING INCOME (LOSS)                          5,153           2,709          (1,343)
                                               ----------      ----------      ----------

INCOME BEFORE INTEREST CHARGES                    201,030         225,499         210,868

INTEREST CHARGES                                   80,828          75,229          77,824
                                               ----------      ----------      ----------

INCOME BEFORE EXTRAORDINARY ITEM                  120,202         150,270         133,044

EXTRAORDINARY LOSS:
  Discontinuance of Regulatory
  Accounting for Generation
  (inclusive of tax benefit of $14,148,000)       (25,236)           -               -
                                               ----------      ----------      ----------

NET INCOME                                         94,966         150,270         133,044

PREFERRED STOCK DIVIDEND REQUIREMENTS               1,783           2,131           2,131
                                               ----------      ----------      ----------

EARNINGS APPLICABLE TO COMMON STOCK            $   93,183      $  148,139      $  130,913
                                               ==========      ==========      ==========

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Retained Earnings
--------------------------------------------------------------------------------

                                                             Year Ended December 31,
                                                     -------------------------------------
                                                       2000          1999          1998
                                                       ----          ----          ----
                                                                (in thousands)

Retained Earnings January 1                          $246,584      $186,441      $138,172
Net Income                                             94,966       150,270       133,044
                                                     --------      --------      --------
                                                      341,550       336,711       271,216
                                                     --------      --------      --------
Deductions:
Cash Dividends Declared:
  Common Stock                                        240,600        87,996        82,644
  Cumulative Preferred Stock - 7% Series                1,400         1,750         1,750
                                                     --------      --------      --------
          Total Cash Dividends Declared               242,000        89,746        84,394
Capital Stock Expense                                     481           381           381
                                                     --------      --------      --------
          Total Deductions                            242,481        90,127        84,775
                                                     --------      --------      --------
Retained Earnings December 31                        $ 99,069      $246,584      $186,441
                                                     ========      ========      ========

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                    December 31,
                                                          -------------------------------
                                                              2000                1999
                                                              ----                ----
                                                                   (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
  Production                                              $1,564,254           $1,544,858
  Transmission                                               360,302              350,826
  Distribution                                             1,096,365            1,032,550
  General                                                    156,534              141,137
  Construction Work in Progress                               89,339               82,248
                                                          ----------           ----------
          Total Electric Utility Plant                     3,266,794            3,151,619
  Accumulated Depreciation                                 1,299,697            1,210,994
                                                          ----------           ----------

          NET ELECTRIC UTILITY PLANT                       1,967,097            1,940,625
                                                          ----------           ----------

OTHER PROPERTY AND INVESTMENTS                                39,848               80,008
                                                          ----------           ----------

LONG-TERM ENERGY TRADING CONTRACTS                           172,167               21,278
                                                          ----------           ----------

CURRENT ASSETS:
  Cash and Cash Equivalents                                   11,600                5,107
  Accounts Receivable:
   Customers                                                  73,711               77,418
   Affiliated Companies                                       49,591               28,453
   Miscellaneous                                              18,807                8,887
   Allowance for Uncollectible Accounts                         (659)              (3,045)
  Fuel - at average cost                                      13,126               21,484
  Materials and Supplies - at average cost                    38,097               41,696
  Accrued Utility Revenues                                     9,638               48,117
  Energy Trading Contracts                                 1,085,989               90,103
  Prepayments                                                 46,735               37,969
                                                          ----------           ----------
          TOTAL CURRENT ASSETS                             1,346,635              356,189
                                                          ----------           ----------


REGULATORY ASSETS                                            291,553              339,103
                                                          ----------           ----------

DEFERRED CHARGES                                              77,634               72,787
                                                          ----------           ----------

           TOTAL                                          $3,894,934           $2,809,990
                                                          ==========           ==========

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES

                                                                   December 31,
                                                         -------------------------------
                                                             2000                1999
                                                             ----                ----
                                                                  (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Stock - No Par Value:
    Authorized - 24,000,000 Shares
    Outstanding - 16,410,426 Shares                      $   41,026          $   41,026
  Paid-in Capital                                           573,354             572,873
  Retained Earnings                                          99,069             246,584
                                                         ----------          ----------
           Total Common Shareholder's Equity                713,449             860,483
  Cumulative Preferred Stock -
   Subject to Mandatory Redemption                           15,000              25,000
  Long-term Debt                                            899,615             924,545
                                                         ----------          ----------
           TOTAL CAPITALIZATION                           1,628,064           1,810,028
                                                         ----------          ----------

OTHER NONCURRENT LIABILITIES                                 47,584              43,056
                                                         ----------          ----------

CURRENT LIABILITIES:
  Short-term Debt                                              -                 45,500
  Advances from Affiliates                                   88,732                -
  Accounts Payable - General                                 89,846              28,279
  Accounts Payable - Affiliated Companies                    72,493              52,776
  Taxes Accrued                                             162,904             143,477
  Interest Accrued                                           13,369              13,936
  Energy Trading Contracts                                1,115,967              87,911
  Other                                                      60,701              34,375
                                                         ----------          ----------
           TOTAL CURRENT LIABILITIES                      1,604,012             406,254
                                                         ----------          ----------

DEFERRED INCOME TAXES                                       422,759             447,607
                                                         ----------          ----------

DEFERRED INVESTMENT TAX CREDITS                              41,234              44,716
                                                         ----------          ----------

DEFERRED CREDITS                                             12,861              41,875
                                                         ----------          ----------

LONG-TERM ENERGY TRADING CONTRACTS                          138,420              16,454
                                                         ----------          ----------

COMMITMENTS AND CONTINGENCIES (Note 8)

           TOTAL                                         $3,894,934          $2,809,990
                                                         ==========          ==========

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
--------------------------------------------------------------------------------


                                                           Year Ended December 31,
                                                    2000           1999           1998
                                                    ----           ----           ----
                                                              (in thousands)

OPERATING REVENUES                             $2,227,902     $2,039,263     $2,105,547
                                               ----------     ----------     ----------

OPERATING EXPENSES:
   Fuel                                           771,969        687,672        738,522
   Purchased Power                                184,004        163,143        150,733
   Other Operation                                407,375        327,132        353,194
   Maintenance                                    124,735        121,299        139,611
   Depreciation and Amortization                  155,944        149,055        144,493
   Taxes Other Than Federal Income Taxes          165,552        165,891        169,353
   Federal Income Taxes                           191,496        136,242        120,269
                                               ----------     ----------     ----------
                Total Operating Expenses        2,001,075      1,750,434      1,816,175
                                               ----------     ----------     ----------

OPERATING INCOME                                  226,827        288,829        289,372

NONOPERATING INCOME (LOSS)                         (5,004)         7,000            588
                                               ----------     ----------     ----------

INCOME BEFORE INTEREST CHARGES                    221,823        295,829        289,960

INTEREST CHARGES                                  119,210         83,672         80,035
                                               ----------     ----------     ----------

INCOME BEFORE EXTRAORDINARY ITEM                  102,613        212,157        209,925

EXTRAORDINARY LOSS - Discontinuance of
  Regulatory Accounting for Generation
  (inclusive of Tax Benefit of $21,281,000)       (18,876)          -              -
                                               ----------     ----------     ----------

NET INCOME                                         83,737        212,157        209,925

PREFERRED STOCK DIVIDEND REQUIREMENTS               1,266          1,417          1,474
                                               ----------     ----------     ----------

EARNINGS APPLICABLE TO COMMON STOCK            $   82,471     $  210,740     $  208,451
                                               ==========     ==========     ==========


OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                     December 31,
                                                                 2000            1999
                                                                    (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                 $2,764,155      $2,713,421
   Transmission                                                  870,033         857,420
   Distribution                                                1,040,940         999,679
   General (including mining assets)                             707,417         713,882
   Construction Work in Progress                                 195,086         116,515
                                                              ----------     -----------
                 Total Electric Utility Plant                  5,577,631       5,400,917
   Accumulated Depreciation and Amortization                   2,764,130       2,621,711
                                                              ----------     -----------
                 NET ELECTRIC UTILITY PLANT                    2,813,501       2,779,206
                                                              ----------     -----------


OTHER PROPERTY AND INVESTMENTS                                   109,124         221,756
                                                              ----------     -----------

LONG-TERM ENERGY TRADING CONTRACTS                               256,455          31,912
                                                              ----------     -----------


CURRENT ASSETS:
   Cash and Cash Equivalents                                      31,393         157,138
   Advances to Affiliates                                         92,486            -
   Accounts Receivable:
      Customers                                                  139,732         246,310
      Affiliated Companies                                       126,203          89,215
      Miscellaneous                                               39,046          22,055
      Allowance for Uncollectible Accounts                        (1,054)         (2,223)
   Fuel - at average cost                                         82,291         129,022
   Materials and Supplies - at average cost                       96,053          95,967
   Accrued Utility Revenues                                          264          45,575
   Energy Trading Contracts                                    1,617,660         134,567
   Prepayments and Other                                          32,882          38,472
                                                              ----------     -----------
                 TOTAL CURRENT ASSETS                          2,256,956         956,098
                                                              ----------     -----------

REGULATORY ASSETS                                                714,710         594,385
                                                              ----------     -----------

DEFERRED CHARGES                                                 101,690          93,852
                                                              ----------     -----------


                     TOTAL                                    $6,252,436     $ 4,677,209
                                                              ==========     ===========

OHIO POWER COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                                     December 31,
                                                                 2000            1999
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 40,000,000 Shares
      Outstanding - 27,952,473 Shares                         $  321,201      $  321,201
   Paid-in Capital                                               462,483         462,376
   Retained Earnings                                             398,086         587,424
                                                              ----------      ----------
                Total Common Shareholder's Equity              1,181,770       1,371,001
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                        16,648          16,937
       Subject to Mandatory Redemption                             8,850           8,850
   Long-term Debt                                              1,077,987       1,139,834
                                                              ----------      ----------
                TOTAL CAPITALIZATION                           2,285,255       2,536,622
                                                              ----------      ----------

OTHER NONCURRENT LIABILITIES                                     542,017         414,837
                                                              ----------      ----------

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                            117,506          11,677
   Short-term Debt                                                  -            194,918
   Accounts Payable - General                                    179,691         180,383
   Accounts Payable - Affiliated Companies                       121,360          64,599
   Customer Deposits                                              39,736           8,196
   Taxes Accrued                                                 223,101         179,112
   Interest Accrued                                               20,458          16,863
   Obligations Under Capital Leases                               32,716          34,284
   Energy Trading Contracts                                    1,662,315         131,844
   Other                                                         151,934          88,249
                                                              ----------      ----------
                TOTAL CURRENT LIABILITIES                      2,548,817         910,125
                                                              ----------      ----------

DEFERRED INCOME TAXES                                            621,941         676,460
                                                              ----------      ----------

DEFERRED INVESTMENT TAX CREDITS                                   25,214          35,838
                                                              ----------      ----------

LONG-TERM ENERGY TRADING CONTRACTS                               206,187          24,677
                                                              ----------      ----------

DEFERRED CREDITS                                                  23,005          78,650
                                                              ----------      ----------

COMMITMENTS AND CONTINGENCIES (Note 8)


                    TOTAL                                     $6,252,436      $4,677,209
                                                              ==========      ==========

OHIO POWER COMPANY AND SUBSIDIARIES
Consolidated Statement of Retained Earnings
--------------------------------------------------------------------------------

                                                           Year Ended December 31,
                                                  ----------------------------------------
                                                     2000           1999           1998
                                                     ----           ----           ----
                                                               (in thousands)

Retained Earnings January 1                       $587,424       $587,500       $590,151
Net Income                                          83,737        212,157        209,925
                                                  --------       --------       --------
                                                   671,161        799,657        800,076
                                                  --------       --------       --------
Deductions:
  Cash Dividends Declared:
    Common Stock                                   271,813        210,813        211,101
    Cumulative Preferred Stock:
       4.08%    Series                                  59             61             63
       4.20%    Series                                  96             97             97
       4.40%    Series                                 139            142            143
       4-1/2%   Series                                 442            460            467
       5.90%    Series                                 428            472            487
       6.02%    Series                                  66            156            186
       6.35%    Series                                  32             32             32
                                                  --------       --------       --------
                Total Dividends                    273,075        212,233        212,576
                                                  --------       --------       --------

Retained Earnings December 31                     $398,086       $587,424       $587,500
                                                  ========       ========       ========


SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of
Income
--------------------------------------------------------------------------------

                                                           Year Ended December 31,
                                                   --------------------------------------
                                                      2000           1999         1998
                                                      ----           ----         ----
                                                                (in thousands)

OPERATING REVENUES                                 $1,124,210      $971,527     $952,952
                                                   ----------      --------     --------

OPERATING EXPENSES:
  Fuel                                                498,805       379,597      371,414
  Purchased Power                                      77,792        37,371       35,483
  Other Operation                                     159,459       142,385      140,627
  Maintenance                                          75,123        64,241       51,219
  Depreciation and Amortization                       104,679       108,831       98,479
  Taxes Other Than Federal Income Taxes                56,283        58,458       62,207
  Federal Income Taxes                                 23,791        33,582       42,845
                                                   ----------      --------     --------
           Total Operating Expenses                   995,932       824,465      802,274
                                                   ----------      --------     --------

OPERATING INCOME                                      128,278       147,062      150,678

NONOPERATING INCOME (LOSS)                              3,851        (1,965)       2,451
                                                   ----------      --------     --------

INCOME BEFORE INTEREST CHARGES                        132,129       145,097      153,129

INTEREST CHARGES                                       59,457        58,892       55,135
                                                   ----------      --------     --------

INCOME BEFORE EXTRAORDINARY ITEM                       72,672        86,205       97,994

EXTRAORDINARY LOSS (net of tax of $1,621,000)            -           (3,011)        -
                                                   ----------      --------     --------

NET INCOME                                             72,672        83,194       97,994

PREFERRED STOCK DIVIDEND REQUIREMENTS                     229           229          705

LOSS ON REACQUIRED PREFERRED STOCK                       -             -            (856)
                                                   ----------      --------     --------

EARNINGS APPLICABLE TO COMMON STOCK                $   72,443      $ 82,965     $ 96,433
                                                   ==========      ========     ========


Consolidated Statements of Retained Earnings


BALANCE AT BEGINNING OF PERIOD AS
  PREVIOUSLY REPORTED                                $288,019      $300,592     $324,050
  Conforming Change in Accounting Policy               (4,473)       (4,011)      (3,902)
                                                     --------      --------     --------

ADJUSTED BALANCE AT BEGINNING OF PERIOD               283,546       296,581      320,148
NET INCOME                                             72,672        83,194       97,994
LOSS ON REACQUIRED PREFERRED STOCK                       -             -            (856)

DEDUCTIONS:
  Cash Dividends Declared:
    Common Stock                                       62,000        96,000      120,000
    Preferred Stock                                       229           229          705
                                                     --------      --------     --------

BALANCE AT END OF PERIOD                             $293,989      $283,546     $296,581
                                                     ========      ========     ========


SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
--------------------------------------------------------------------------------


                                                                      December 31,
                                                                  2000            1999
                                                                     (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
 Production                                                    $1,414,527      $1,402,062
 Transmission                                                     519,317         484,327
 Distribution                                                   1,001,237         958,318
 General                                                          325,948         333,949
 Construction Work in Progress                                     57,995          52,775
                                                               ----------      ----------
         Total Electric Utility Plant                           3,319,024       3,231,431
 Accumulated Depreciation and Amortization                      1,457,005       1,384,242
                                                               ----------      ----------
         NET ELECTRIC UTILITY PLANT                             1,862,019       1,847,189
                                                               ----------      ----------


OTHER PROPERTY AND INVESTMENTS                                     39,627          37,080
                                                               ----------      ----------

LONG-TERM ENERGY TRADING CONTRACTS                                 63,028            -
                                                               ----------      ----------

CURRENT ASSETS:
 Cash and Cash Equivalents                                          1,907           3,043
 Accounts Receivable:
  Customers                                                        42,310          49,939
  Affiliated Companies                                             11,419           6,053
  Allowance for Uncollectible Accounts                               (911)         (4,428)
 Fuel Inventory - at average cost                                  40,024          60,844
 Materials and Supplies - at average cost                          25,137          26,420
 Under-recovered Fuel Costs                                        35,469            -
 Energy Trading Contracts                                         457,936            -
 Prepayments                                                       16,780          15,953
                                                               ----------      ----------
         TOTAL CURRENT ASSETS                                     630,071         157,824
                                                               ----------      ----------


REGULATORY ASSETS                                                  57,082          47,180
                                                               ----------      ----------


DEFERRED CHARGES                                                   10,707          16,942
                                                               ----------      ----------


           TOTAL                                               $2,662,534      $2,106,215
                                                               ==========      ==========

SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                                     December 31,
                                                              ---------------------------
                                                                 2000            1999
                                                                 ----            ----
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
 Common Stock - $18 Par Value:
   Authorized - 7,600,000 Shares
   Outstanding - 7,536,640 Shares                             $  135,660      $  135,660
 Paid-in Capital                                                 245,000         245,000
 Retained Earnings                                               293,989         283,546
                                                              ----------      ----------
           Total Common Shareholder's Equity                     674,649         664,206
 Preferred Stock                                                   4,704           4,706
 SWEPCO - obligated, mandatorily redeemable
    preferred securities of subsidiary trust
    holding solely Junior Subordinated
    Debentures of SWEPCO                                         110,000         110,000
 Long-term Debt                                                  645,368         495,973
                                                              ----------      ----------
           TOTAL CAPITALIZATION                                1,434,721       1,274,885
                                                              ----------      ----------

OTHER NONCURRENT LIABILITIES                                      11,290           9,255
                                                              ----------      ----------

CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                                  595          45,595
 Advances from Affiliates                                         16,823         140,897
 Accounts Payable - General                                      107,747          60,689
 Accounts Payable - Affiliated Companies                          36,021          39,117
 Customer Deposits                                                16,433          14,236
 Taxes Accrued                                                    11,224          24,374
 Interest Accrued                                                 13,198           9,792
 Energy Trading Contracts                                        466,198            -
 Other                                                            15,064          12,623
                                                              ----------      ----------
           TOTAL CURRENT LIABILITIES                             683,303         347,323
                                                              ----------      ----------

DEFERRED INCOME TAXES                                            399,204         376,504
                                                              ----------      ----------

DEFERRED INVESTMENT TAX CREDITS                                   53,167          57,649
                                                              ----------      ----------

REGULATORY LIABILITIES AND DEFERRED CREDITS                       18,288          40,599
                                                              ----------      ----------

LONG-TERM ENERGY TRADING CONTRACTS                                62,561            -
                                                              ----------      ----------

COMMITMENTS AND CONTINGENCIES (Note 8)

             TOTAL                                            $2,662,534      $2,106,215
                                                              ==========      ==========


WEST TEXAS UTILITIES COMPANY
Statements of Income
--------------------------------------------------------------------------------

                                                           Year Ended December 31,
                                                   ---------------------------------------
                                                      2000           1999         1998
                                                      ----           ----         ----
                                                                (in thousands)

OPERATING REVENUES                                 $  572,794     $  445,709   $  424,953
                                                   ----------     ----------   ----------

OPERATING EXPENSES:
  Fuel                                                183,154        123,348      122,836
  Purchased Power                                     127,583         61,532       48,131
  Other Operation                                      93,078         94,290       90,061
  Maintenance                                          21,241         19,604       16,666
  Depreciation and Amortization                        55,172         50,789       42,750
  Taxes Other Than Federal Income Taxes                25,321         28,267       24,638
  Federal Income Taxes                                 14,904         14,080       20,595
                                                   ----------     ----------   ----------
           Total Operating Expenses                   520,453        391,910      365,677
                                                   ----------     ----------   ----------

OPERATING INCOME                                       52,341         53,799       59,276

NONOPERATING INCOME (LOSS)                             (1,675)         2,488        2,712
                                                   ----------     ----------   ----------

INCOME BEFORE INTEREST CHARGES                         50,666         56,287       61,988

INTEREST CHARGES                                       23,216         24,420       24,263
                                                   ----------     ----------   ----------

INCOME BEFORE EXTRAORDINARY ITEMS                      27,450         31,867       37,725

EXTRAORDINARY LOSS - (net of tax of $2,941,000)          -            (5,461)        -
                                                   ----------     ----------   ----------

NET INCOME                                             27,450         26,406       37,725

PREFERRED STOCK DIVIDEND REQUIREMENTS                     104            104          104
                                                   ----------     ----------   ----------

EARNINGS APPLICABLE TO COMMON STOCK                $   27,346     $   26,302   $   37,621
                                                   ==========     ==========   ==========


WEST TEXAS UTILITIES COMPANY
Statements of Retained Earnings
--------------------------------------------------------------------------------


                                                           Year Ended December 31,
                                                   --------------------------------------
                                                      2000           1999         1998
                                                      ----           ----         ----
                                                                (in thousands)

BALANCE AT BEGINNING OF PERIOD AS
 PREVIOUSLY REPORTED                                $115,856       $117,189     $119,479
CONFORMING CHANGE IN ACCOUNTING POLICY                (2,614)        (2,249)      (2,160)
                                                    --------       --------     --------
ADJUSTED BALANCE AT BEGINNING OF PERIOD              113,242        114,940      117,319
NET INCOME                                            27,450         26,406       37,725
DEDUCTIONS:
  Cash Dividends Declared:
    Common Stock                                      18,000         28,000       40,000
    Preferred Stock                                      104            104          104
                                                    --------       --------     --------

BALANCE AT END OF PERIOD                            $122,588       $113,242     $114,940
                                                    ========       ========     ========


WEST TEXAS UTILITIES COMPANY
Balance Sheets
--------------------------------------------------------------------------------

                                                                       December 31,
                                                                   2000            1999
                                                                   ----            ----
                                                                      (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
 Production                                                     $  431,793     $  429,783
 Transmission                                                      235,303        220,479
 Distribution                                                      416,587        403,206
 General (including nuclear fuel)                                  110,832        113,945
 Construction Work in Progress                                      34,824         15,131
                                                                ----------     ----------
         Total Electric Utility Plant                            1,229,339      1,182,544
 Accumulated Depreciation and Amortization                         515,041        495,847
                                                                ----------     ----------
         NET ELECTRIC UTILITY PLANT                                714,298        686,697
                                                                ----------     ----------


OTHER PROPERTY AND INVESTMENTS                                      23,154         21,570
                                                                ----------     ----------

ENERGY TRADING CONTRACTS - LONG-TERM                                20,944           -
                                                                ----------     ----------

CURRENT ASSETS:
 Cash and Cash Equivalents                                           6,941          6,074
 Accounts Receivable:
  Customers                                                         36,217         45,928
  Affiliated Companies                                              16,095          4,837
  Allowance for Uncollectible Accounts                                (288)          (186)
 Fuel - at average cost                                             12,174         17,133
 Materials and Supplies - at average cost                           10,510         14,029
 Underrecovered Fuel Costs                                          67,655         14,652
 Energy Trading Contracts                                          152,174           -
 Prepayments                                                           851            619
                                                                ----------     ----------
         TOTAL CURRENT ASSETS                                      302,329        103,086
                                                                ----------     ----------


REGULATORY ASSETS                                                   24,808         29,745
                                                                ----------     ----------


DEFERRED CHARGES                                                     3,399         20,107
                                                                ----------     ----------


           TOTAL                                                $1,088,932     $  861,205
                                                                ==========     ==========

WEST TEXAS UTILITIES COMPANY
--------------------------------------------------------------------------------


                                                                      December 31,
                                                               ---------------------------
                                                                  2000            1999
                                                                  ----            ----
                                                                     (in thousands)

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
 Common Stock - $25 Par Value:
   Authorized - 7,800,000 Shares
   Outstanding - 5,488,560 Shares                              $  137,214        $137,214
 Paid-in Capital                                                    2,236           2,236
 Retained Earnings                                                122,588         113,242
                                                               ----------        --------
           Total Common Shareholder's Equity                      262,038         252,692
 Cumulative Preferred Stock:
     Not Subject to Mandatory Redemption                            2,482           2,482
 Long-term Debt                                                   255,843         263,686
                                                               ----------        --------
           TOTAL CAPITALIZATION                                   520,363         518,860
                                                               ----------        --------

CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                                  -             40,000
 Advances from Affiliates                                          58,578          21,408
 Accounts Payable - General                                        45,562          39,611
 Accounts Payable - Affiliated Companies                           42,212          19,770
 Customer Deposits                                                  2,659           2,396
 Taxes Accrued                                                     18,901          12,458
 Interest Accrued                                                   3,717           4,165
 Energy Trading Contracts                                         154,919            -
 Other                                                              7,906           5,510
                                                               ----------        --------
           TOTAL CURRENT LIABILITIES                              334,454         145,318
                                                               ----------        --------

DEFERRED INCOME TAXES                                             157,038         148,992
                                                               ----------        --------

DEFERRED INVESTMENT TAX CREDITS                                    24,052          25,323
                                                               ----------        --------

REGULATORY LIABILITIES AND DEFERRED CREDITS                        32,236          22,712
                                                               ----------        --------

ENERGY TRADING CONTRACTS - LONG-TERM                               20,789            -
                                                               ----------        --------

COMMITMENTS AND CONTINGENCIES (Note 8)

             TOTAL                                             $1,088,932        $861,205
                                                               ==========        ========